Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of December, 2007

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9ºAndar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Material Notice dated December 12, 2007
2.	Minutes of a Meeting of the Board of Directors of Ultrapar Participações S.A., held on December 12, 2007

ITEM 1

MATERIAL NOTICE

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly-Traded Company
CNPJ/MF 33.256.439/0001-39
NIRE 35.300.109.724

COMPANHIA BRASILEIRA DE PETRÓLEO IPIRANGA Publicly-Traded Company CNPJ/MF 33.069.766/0001-81 NIRE 33300025111	DISTRIBUIDORA DE PRODUTOS DE PETRÓLEO IPIRANGA S.A. Publicly-Traded Company CNPJ/MF 92.689.256/0001-76 NIRE 43300004821	REFINARIA DE PETRÓLEO IPIRANGA S.A. Publicly-Traded Company CNPJ/MF 94.845.674/0001-30 NIRE 43300002837

Ultrapar Participações S.A. (“Ultrapar”), Refinaria de Petróleo Ipiranga S.A. (RPI), Distribuidora de Produtos de Petróleo Ipiranga S.A. (DPPI) and Companhia Brasileira de Petróleo Ipiranga (CBPI) hereby inform that, on this date, a decision was rendered on interlocutory appeal No. 546.024-4/6-00 currently before the 10th Private Law Section of the Court of Appeals of São Paulo, disabling the restraining order granted on November 28, 2007 by the Judge of the 2nd civil court of the judiciary district of São Paulo, for the plea process number 07/253416-4(2385/07), that suspended the holding of Special Shareholders Meetings of RPI, DPPI and CBPI convened for December 18, 2007, to deliberate on the exchange of such companies shares by Ultrapar.

December 12, 2007.

André Covre Chief Financial and Investor Relations Officer Ultrapar Participações S.A.
Sergio Roberto Weyne Ferreira da Costa Investor Relations Officer Companhia Brasileira de Petróleo Ipiranga	Sergio Roberto Weyne Ferreira da Costa Investor Relations Officer Distribuidora de Produtos de Petróleo Ipiranga S.A.	Sergio Roberto Weyne Ferreira da Costa Investor Relations Officer Refinaria de Petróleo Ipiranga S.A.

ITEM 2

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Listed Company

CNPJ nº 33.256.439/0001- 39                         NIRE 35.300.109.724

Minutes of a meeting of the Board of Directors (13/2007)

Date, Time and Location:
December 12, 2007, at 2.30 p.m., at Company Headquarters, located at Av. Brigadeiro Luiz Antônio, nº 1343 – 9th floor, in the City and State of São Paulo.

Presence:
Members of the Board of Directors

Deliberated matters:

1.	Approval of the budget of the Company for 2008.

Observation: These deliberations were approved by all presents, except for Board Member Renato Ochman, who abstained from voting.

(Minutes of a meeting of the Board of Directors of Ultrapar Participações S.A., of
December 12, 2007)

Once there was no further matters to discuss, the meeting was closed and the minutes of this meeting were transcript, read and approved by all the undersigned Board Members.

Paulo Guilherme Aguiar Cunha Chairman	Lucio de Castro Andrade Filho Vice President

Ana Maria Levy Villela Igel - Board Member

Paulo Vieira Belotti - Board Member

Nildemar Secches - Board Member

Olavo Egydio Monteiro de Carvalho - Board Member

Renato Ochman – Board Member

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 13, 2007
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre

	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Material Notice, Board Minutes)